UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a)

and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Tobira Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

88883P 10 1

(CUSIP Number)

A. Robert D. Bailey, Esq.

Chief Legal Officer and

Corporate Secretary

Allergan plc

Clonshaugh Business and Technology Park

Coolock, Dublin, D17 E400, Ireland

(862) 261-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

September 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88883P 10 1	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Allergan plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,838,661*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,838,661*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,838,661*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%*
14	TYPE OF REPORTING PERSON (See Instructions) CO/HC

*	Beneficial ownership of the common stock, par value $0.001 per share (“Common Stock”) of Tobira Therapeutics, Inc. (“Tobira”) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreement described in Item 3, Item 4 and Item 5 of this Schedule 13D (the “Support Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of the 6,838,661 outstanding shares of Common Stock that are currently subject to the Support Agreement. Upon the exercise of any security exchangeable for any Common Stock by the parties to the Support Agreement, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on 18,821,231 shares of Common Stock outstanding as of September 15, 2016 (based on the representation by Tobira in the Merger Agreement (as defined below)).

CUSIP No. 88883P 10 1	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Allergan Holdco US, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,838,661*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,838,661*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,838,661*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%*
14	TYPE OF REPORTING PERSON (See Instructions) HC

*	Beneficial ownership of the common stock, par value $0.001 per share (“Common Stock”) of Tobira Therapeutics, Inc. (“Tobira”) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreement described in Item 3, Item 4 and Item 5 of this Schedule 13D (the “Support Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of the 6,838,661 outstanding shares of Common Stock that are currently subject to the Support Agreement. Upon the exercise of any security exchangeable for any Common Stock by the parties to the Support Agreement, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on 18,821,231 shares of Common Stock outstanding as of September 15, 2016 (based on the representation by Tobira in the Merger Agreement (as defined below)).

CUSIP No. 88883P 10 1	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Sapphire Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,838,661*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,838,661*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,838,661*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of the common stock, par value $0.001 per share (“Common Stock”) of Tobira Therapeutics, Inc. (“Tobira”) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreement described in Item 3, Item 4 and Item 5 of this Schedule 13D (the “Support Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of the 6,838,661 outstanding shares of Common Stock that are currently subject to the Support Agreement. Upon the exercise of any security exchangeable for any Common Stock by the parties to the Support Agreement, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

The percentage calculation is based on 18,821,231 shares of Common Stock outstanding as of September 15, 2016 (based on the representation by Tobira in the Merger Agreement (as defined below)).

CUSIP No. 88883P 10 1	13D	Page 5 of 15 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Tobira Therapeutics, Inc., a Delaware corporation (“Tobira”). Tobira’s principal executive offices are located at 701 Gateway Boulevard, Suite 300, South San Francisco, California 94080.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed on behalf of (i) Allergan plc, an Irish public limited company (“Allergan”); (ii) Allergan Holdco US, Inc., a Delaware corporation (“Allergan Holdco”); and (iii) Sapphire Acquisition Corp., a Delaware corporation (“Sapphire”) (each such filer, a “Reporting Person” and collectively, the “Reporting Persons”).

Allergan is the indirect parent company of Sapphire. Sapphire is a wholly-owned direct subsidiary of Allergan Holdco. Allergan Holdco is a wholly-owned indirect subsidiary of Allergan. Because of the relationship of Sapphire to Allergan Holdco and Allergan, each such Reporting Person may be deemed to beneficially own the Common Stock. A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 4 hereto.

The principal business address of Allergan is Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland. The principal address of Allergan Holdco is 2444 Dupont Drive, Irvine, California 92612. The principal business address of Sapphire is Morris Corporate Center III, 400 Interpace Parkway, Parsippany, New Jersey 07054.

Allergan’s principal business is developing, manufacturing and commercializing innovative branded pharmaceuticals, devices and biologic products for patients around the world. Allergan Holdco is principally engaged in the business of being an intermediate holding company of Allergan. Sapphire is principally engaged in the business of acquiring and holding the Common Stock.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule I hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Tender and Support Agreement (“Support Agreement”) described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by and among Allergan Holdco, Sapphire and the stockholders listed on the signature pages thereto (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Support Agreement as an inducement to Allergan Holdco and Sapphire’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The shares of Common Stock to which this Schedule 13D relates have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Support Agreement.

Item 4.	Purpose of Transaction.

On September 19, 2016, Allergan Holdco and Sapphire entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tobira.

CUSIP No. 88883P 10 1	13D	Page 6 of 15 Pages

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Sapphire will commence a tender offer (the “Offer”) no later than October 3, 2016 to acquire all of the outstanding shares of Common Stock of Tobira, at an offer price of (i) $28.35 per share in cash (the “Closing Amount”), plus (ii) one non-transferrable contingent value right per share of Common Stock (each, a “CVR”), which represents the contractual right under a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into between Allergan Holdco and a trustee mutually acceptable to Allergan Holdco and Tobira at or prior to the time that Sapphire accepts for payment all Common Stock tendered (and not validly withdrawn) pursuant to the Offer, to receive one or more payments in cash of up to $49.84 per share of Common Stock in the aggregate, contingent upon the achievement of certain milestones (one CVR together with the Closing Amount, or any higher amount per share of Common Stock paid pursuant to the Offer, the “Offer Price”), in each case without any interest thereon and subject to any required tax withholdings.

The obligation of Purchaser to purchase the shares of Common Stock tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn shares of Common Stock that, considered together with all other shares of Common Stock, if any, beneficially owned by Allergan Holdco and affiliated entities, represent one more share of Common Stock than 50% of the total number of shares of Common Stock outstanding at the time of the expiration of the Offer (calculated on a fully-diluted basis) (the “Minimum Condition”), (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) those other conditions set forth in Annex I to the Merger Agreement.

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty business days following the commencement of the Offer. Sapphire may, in its discretion and without the consent of Tobira, extend the Offer on one or more occasions in accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission. Sapphire may not terminate the Offer, or permit the Offer to expire, without the prior written consent of Tobira, prior to the earlier of the valid termination of the Merger Agreement and the End Date (as defined below), except that Allergan Holdco is not required to extend the Offer beyond the then existing expiration date for more than three consecutive additional periods not to exceed an aggregate of thirty business days, if, as of the applicable expiration date, all of the conditions to the Offer are satisfied or have been waived other than the Minimum Condition.

As soon as practicable following the acceptance of shares of Common Stock pursuant to the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law, Sapphire will merge with and into Tobira, with Tobira surviving as a wholly owned subsidiary of Allergan Holdco (the “Merger”), without a meeting or vote of stockholders of Tobira. At the effective time of the Merger (the “Effective Time”), the shares of Common Stock not purchased pursuant to the Offer (other than shares of Common Stock held by Tobira, Allergan Holdco, Sapphire, any subsidiary of Allergan Holdco or by stockholders of Tobira who have perfected their statutory rights of appraisal under Delaware law) will each be converted into the right to receive the Offer Price.

In addition, at the Effective Time, each option to purchase shares of Common Stock (a “Company Option”) that is then outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Closing Amount (each, an “In the Money Option”), will be cancelled and converted into the right to receive (i) a cash payment equal to (A) the excess, if any, of (x) the Closing Amount over (y) the exercise price payable per share of Common Stock under such Company Option, multiplied by (B) the total number of shares of Common Stock subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting) and (ii) a CVR with respect to the total number of shares of Common Stock subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting).

Each Company Option other than an In the Money Option that is outstanding and unexercised at the Effective Time, whether or not vested (each, an “Out of the Money Option”), will at the Effective Time be cancelled and converted into the right to receive a cash payment, if any, from Allergan Holdco with respect to each share of Common Stock subject to the Out of the Money Option upon each date that a payment would be required to a holder of a CVR under the terms of the CVR Agreement on or prior to the fifth anniversary of the Effective Time (each such date, a “Valuation Point”), equal to (i) the amount by which the sum of (A) the Closing Amount, (B) the amount per share of Common Stock previously paid in respect of any earlier Valuation Points (if any) and (C) the amount per share of Common Stock in cash to be paid at such Valuation Point under the CVR Agreement exceeds the exercise price payable per share of Common Stock under such Out of the Money Option, less (ii) the amount of

CUSIP No. 88883P 10 1	13D	Page 7 of 15 Pages

all payments previously received with respect to such Out of the Money Option. Notwithstanding the foregoing description, any Out of the Money Options with an exercise price payable per share of Common Stock equal to or greater than $78.19 will be cancelled at the Effective Time without any consideration payable therefor.

At the Effective Time, Allergan Holdco will assume each outstanding unexpired and unexercised warrant to purchase shares of Common Stock on the terms and conditions set forth in each such warrant.

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. Among other things, until the earlier of the termination of the Merger Agreement or the Effective Time, Tobira has agreed to operate its business in the ordinary course consistent with past practice and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Merger Agreement also prohibits Tobira’s solicitation of proposals relating to alternative transactions and restricts Tobira’s ability to furnish information to, or participate in any discussions or negotiations with, any third party with respect to any such transaction, subject to certain limited exceptions.

The Merger Agreement also contains termination provisions for both Tobira and Allergan Holdco and further provides that, upon termination of the Merger Agreement under specified circumstances, including termination by Tobira to accept and enter into a definitive agreement with respect to an unsolicited superior offer, Tobira will be required to pay a termination fee of $19,337,500 (the “Termination Fee”). A superior offer includes a written proposal pursuant to which a third party would acquire 50% or more of the assets of Tobira or the outstanding Common Stock of Tobira, on terms that the board of directors of Tobira in its good faith judgment (after consultation with outside legal counsel and its financial advisors) determines would, if consummated, be more favorable to Tobira’s stockholders from a financial point of view than the terms of the Offer and the Merger and is reasonably likely to be consummated on the terms proposed, taking into account relevant factors, including legal, regulatory and financing factors. Any termination of the Merger Agreement by Tobira in connection with a superior offer is subject to certain conditions, including Tobira’s compliance with certain procedures set forth in the Merger Agreement and a determination by the board of directors of Tobira that the failure to take such action would be inconsistent with their fiduciary duties to Tobira’s stockholders under applicable law, payment of the Termination Fee by Tobira and the concurrent execution of a definitive agreement by Tobira with such third party.

In addition, either Tobira or Allergan Holdco may terminate the Merger Agreement, at any time prior to the time Sapphire accepts for payment the shares of Common Stock tendered pursuant to the Offer, if the Merger has not been consummated prior to midnight, Eastern Time, on January 19, 2017 (the “End Date”). If, on the End Date, all conditions set forth in Annex I to the Merger Agreement, other than those conditions relating to expiration of the waiting period under the HSR Act, have been satisfied or waived by Allergan Holdco or Sapphire, then the End Date shall automatically be extended by a period of 90 days.

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Allergan Holdco and Sapphire entered into the Support Agreement with the Supporting Stockholders, pursuant to which each Supporting Stockholder agreed, among other things, to tender his, her or its shares of Common Stock and Company Options that are exercised prior to the Effective Time, if any (collectively, the “Subject Shares”), pursuant to the Offer and, if necessary, vote his, her or its Subject Shares (i) against any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Tobira contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or would result in any of the conditions to the Offer or the Merger not being timely satisfied, (ii) against any change in the board of directors of Tobira and (iii) against any other acquisition proposal and against any other proposed action.

Based upon information provided by Tobira and the Supporting Stockholders, excluding options to purchase shares of Common Stock, the Supporting Stockholders beneficially owned, in the aggregate, 6,838,661 shares of Tobira Common Stock as of September 19, 2016. The Support Agreement does not require that the Supporting Stockholders exercise their options to purchase shares of Tobira Common Stock, though if exercised, such shares would become subject to the Support Agreement and would be required to be tendered in the Offer.

CUSIP No. 88883P 10 1	13D	Page 8 of 15 Pages

Contingent Value Rights Agreement

At or prior to the time that Sapphire accepts for payment all shares of Common Stock tendered (and not validly withdrawn) pursuant to the Offer, Allergan Holdco and a trustee mutually acceptable to Allergan Holdco and Tobira will enter into the CVR Agreement governing the terms of the CVRs to be received by Tobira’s stockholders. Each holder will be entitled to one CVR for each share of Common Stock outstanding or underlying each of the In the Money Options, whether or not vested, and warrants (if and when exercised) that (i) Tobira accepts for payment from such holder pursuant to the Offer or (ii) is owned by or has been issued to such holder as of immediately prior to the Effective Time and is converted into the right to receive the Offer Price pursuant to the terms of the Merger Agreement. The CVRs are not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Allergan Holdco, Sapphire, Tobira or any of their affiliates.

Each CVR represents the right to receive the following cash payments, without interest and less any applicable withholding taxes, with each payment conditioned upon the achievement of certain milestones as follows:

•	Enrollment Milestone. Allergan Holdco will be obligated to pay $13.68 per CVR if, on or before December 31, 2028, the first human is enrolled in a Phase 3 trial of cenicriviroc (“CVC”), which trial includes, as one of its primary outcome measures, an evaluation of improvement in fibrosis of at least one stage with no worsening of steatohepatitis (or a substantially similar measure with respect to such evaluation or a similar disease characteristic).

•	Submission Milestone. Allergan Holdco will be obligated to pay $4.53 per CVR if, on or before December 31, 2028, a new drug application is submitted to the United States Food and Drug Administration (the “FDA”) for approval of any pharmaceutical product or combination of co-administered products containing CVC as an active ingredient for the treatment of non-alcoholic steatohepatitis with fibrosis or fibrosis due to non-alcoholic steatohepatitis (“NASH”, and any such product, a “Product”).

•	First Commercial Sale Milestone. Allergan Holdco will be obligated to pay $13.56 per CVR if there has been, on or before December 31, 2028, the first sale in the United States in an arm’s length transaction to a third party of a Product whose approved label includes an indication for the treatment of NASH following regulatory approval for marketing of such Product by the FDA (such sale, the “First Commercial Sale”).

•	Sales Milestone. Allergan Holdco will be obligated to pay $18.07 per CVR if, within any four consecutive calendar quarters during the three consecutive year period commencing with the first calendar quarter immediately following the date of the First Commercial Sale, there are worldwide net sales (gross amounts received for sales of the Product, less certain permitted deductions) of a Product exceeding $1 billion.

The terms of the CVR described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future net sales of CVC and do not necessarily reflect anticipated sales of the product. There can be no assurance that such levels of net sales will occur or that any or all of the CVR payments will be made.

The right to the contingent consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

Additional Information

The foregoing descriptions of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the Support Agreement and the transactions contemplated thereby and (iii) the CVR Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference; to the Support Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference; and to the CVR Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

The purpose of the Merger is for Allergan Holdco to acquire the entire equity interest in Tobira. The Supporting Stockholders entered into the Support Agreement as an inducement to Allergan Holdco’s and Sapphire’s willingness to enter into the Merger Agreement. Upon consummation of the Merger, Tobira will become a wholly owned subsidiary of Allergan Holdco, the shares of Tobira Common Stock will cease to be freely traded or listed,

CUSIP No. 88883P 10 1	13D	Page 9 of 15 Pages

Tobira’s Common Stock will be de-registered under the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and Allergan Holdco will control the board of directors of Tobira and will make such other changes in the certificate of incorporation, bylaws, capitalization, management and business of Tobira as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The tender offer for the outstanding common stock of Tobira referred to in this Schedule 13D and related exhibits has not yet commenced. The description contained in this Schedule 13D and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Tobira common stock will be made pursuant to an offer to purchase and related materials that Allergan intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Allergan will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Tobira will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Additionally, Tobira and Allergan will file other relevant materials in connection with the proposed acquisition of Tobira by Allergan pursuant to the terms of the Merger Agreement. These materials will be sent free of charge to all stockholders of Tobira when available. In addition, all of these materials (and all other materials filed by Tobira with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Allergan and when available may be obtained by directing a request to Allergan’s Investor Relations Department at (862) 261-7488. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Tobira by contacting Tobira’s Investor Relations Department at (650) 351-5013.

INVESTORS AND SHAREHOLDERS OF TOBIRA ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Other than those shares of Tobira Common Stock that may be deemed to be beneficially owned by operation of the Support Agreement, the Reporting Persons do not beneficially own any shares of Tobira Common Stock. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Exchange Act, however, as a result of entering into the Support Agreement, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the 6,838,661 shares of Tobira Common Stock beneficially owned by the Supporting Stockholders as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The 6,838,661 shares of Tobira Common Stock over which the Reporting Persons may be deemed to have shared voting and dispositive power constitute approximately 36.3% of the shares of Common Stock outstanding (based on 18,821,231 shares of Common Stock outstanding as of September 15, 2016 (based on the representation by Tobira in the Merger Agreement)). Notwithstanding the preceding, the Reporting Persons hereby disclaim beneficial ownership of such shares of Tobira Common Stock and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this Schedule 13D.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Tobira Common Stock effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule I hereto, during the last 60 days.

CUSIP No. 88883P 10 1	13D	Page 10 of 15 Pages

(d) Other than the Supporting Stockholders, to the best of the knowledge of the Reporting Persons based on the representations made by the Supporting Stockholders in the Support Agreement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Tobira Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement, the Support Agreement and the CVR Agreement described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of Tobira, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of September 19, 2016, by and among Allergan Holdco US, Inc., Sapphire Acquisition Corp. and Tobira Therapeutics, Inc.

2	Tender and Support Agreement, dated as of September 19, 2016, by and among Allergan Holdco US, Inc., Sapphire Acquisition Corp. and the individuals listed therein.

3	Form of Contingent Value Rights Agreement (included in Exhibit 1).

4	Joint Filing Agreement, dated as of September 29, 2016, by and among Allergan plc, Allergan Holdco US, Inc. and Sapphire Acquisition Corp.

CUSIP No. 88883P 10 1	13D	Page 11 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2016	ALLERGAN PLC

	By:	/s/ A. Robert D. Bailey
	Name:	A. Robert D. Bailey
	Title:	Chief Legal Officer and Corporate Secretary

Date: September 29, 2016	ALLERGAN HOLDCO US, INC.

	By:	/s/ Matthew Brady
	Name:	Matthew Brady
	Title:	Secretary

Date: September 29, 2016	SAPPHIRE ACQUISITION CORP.

	By:	/s/ Sigurd Kirk
	Name:	Sigurd Kirk
	Title:	Vice President

CUSIP No. 88883P 10 1	13D	Page 12 of 15 Pages

SCHEDULE I

Principal executive offices and principal business offices of the Reporting Persons:

Allergan plc:

Clonshaugh Business and Technology Park

Coolock

Dublin, D17 E400

Ireland

Its administrative headquarters are located at:

Morris Corporate Center III

400 Interpace Parkway

Parsippany, New Jersey 07054

Allergan Holdco US, Inc.:

2444 Dupont Drive

Irvine, California 92612

Sapphire Acquisition Corp.:

Morris Corporate Center III

400 Interpace Parkway

Parsippany, NJ 07054

CUSIP No. 88883P 10 1	13D	Page 13 of 15 Pages

Officers and Directors of Reporting Persons:

Allergan plc: All addresses are c/o Allergan plc, Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland.

Name	Director/Executive Officer	Principal Occupation/Employer
Nesli Basgoz	Director	Associate Chief and Clinical Director for Clinical Affairs, Division of Infectious Diseases at Massachusetts General Hospital

Paul M. Bisaro	Director	Executive Chairman of the Board of Directors, Allergan plc

James H. Bloem	Director	Retired

Christopher W. Bodine	Director	Retired

Christopher J. Coughlin	Director	Senior Advisor, McKinsey & Co.

Michael R. Gallagher	Director	Retired

Catherine M. Klema	Director	President, Nettleton Advisors LLC

Peter J. McDonnell, M.D.	Director	Director and William Holland Wilmer Professor of the Wilmer Eye Institute, Johns Hopkins University School of Medicine

Patrick J. O’Sullivan	Director	Retired

Brenton L. Saunders	Director, Officer	Chief Executive Officer and President, Allergan plc

Ronald R. Taylor	Director	President, Tamarack Bay, LLC

Fred G. Weiss	Director	Managing Director, FGW Consultancy LLC

Robert A. Stewart	Officer	Chief Operating Officer

William Meury	Officer	Chief Commercial Officer

C. David Nicholson, Ph.D.	Officer	Chief R&D Officer

Maria Teresa Hilado	Officer	Chief Financial Officer

A. Robert D. Bailey	Officer	Chief Legal Officer and Corporate Secretary

Karen Ling	Officer	Chief Human Resources Officer

James C. D’Arecca	Officer	Chief Accounting Officer

Allergan Holdco: All addresses are c/o Allergan Holdco US, Inc., 2444 Dupont Drive, Irvine, California 92612.

Name	Director/Executive Officer	Principal Occupation/Employer
Marc Forth	Director, Officer	President, Allergan Holdco US, Inc.; Senior Vice President, Sales and Marketing, Neurosciences and Urology, Allergan plc

Patrick Johnson	Officer	Vice President, Allergan Holdco US, Inc.; Vice President, Business Development, Allergan plc

CUSIP No. 88883P 10 1	13D	Page 14 of 15 Pages

Tracie Barry	Officer	Vice President, Allergan Holdco US, Inc.; Senior Human Resources Director, Allergan plc

Matthew Brady	Director, Officer	Secretary, Allergan Holdco US, Inc.; Associate Vice President, Intellectual Property, Allergan plc

Stephen M. Kaufhold	Officer	Treasurer, Allergan Holdco US, Inc.; Senior Vice President & Treasurer, Allergan plc

Kei Chin “Debbie” Huang	Officer	Assistant Secretary, Allergan Holdco US, Inc.; Associate Director, Treasury Operations, Allergan plc

Matthew Alvarez	Director	Director of Finance, Allergan plc

Lawrence Bitton	Director	Executive Director, Finance, Allergan plc

Don Frail	Director	Senior Vice President, Research & External Scientific Innovation, Allergan plc

Sapphire: All addresses are c/o Sapphire Acquisition Corp., Morris Corporate Center III, 400 Interpace Parkway, Parsippany, NJ 07054.

Name	Director/Executive Officer	Principal Occupation/Employer
A. Robert D. Bailey	Officer	President, Sapphire Acquisition Corp.; Chief Legal Officer and Corporate Secretary, Allergan plc

Maria Teresa Hilado	Officer	Vice President, Sapphire Acquisition Corp.; Chief Financial Officer, Allergan plc

Jonathon Kellerman	Officer	Vice President, Sapphire Acquisition Corp.; Executive Vice President, Global Chief Compliance Officer, Allergan plc

Sigurd C. Kirk	Director, Officer	Vice President, Sapphire Acquisition Corp.; Executive Vice President, Corporate Business Development, Allergan plc

Karen Ling	Officer	Vice President, Sapphire Acquisition Corp.; Chief Human Resources Officer, Allergan plc

Alex Kelly	Officer	Vice President, Sapphire Acquisition Corp.; Chief Communications Officer, Allergan plc

William Meury	Officer	Vice President, Sapphire Acquisition Corp.; Chief Commercial Officer, Allergan plc

C. David Nicholson, Ph.D.	Officer	Vice President, Sapphire Acquisition Corp.; Chief R&D Officer, Allergan plc

Robert A. Stewart	Officer	Vice President, Sapphire Acquisition Corp.; Chief Operating Officer, Allergan plc

CUSIP No. 88883P 10 1	13D	Page 15 of 15 Pages

Stephen M. Kaufhold	Officer	Treasurer, Sapphire Acquisition Corp.; Senior Vice President & Treasurer, Allergan plc

Kira M. Schwartz	Director, Officer	Secretary, Sapphire Acquisition Corp.; Senior Vice President, Associate General Counsel, Allergan plc

Judy Tomkins	Officer	Assistant Secretary, Sapphire Acquisition Corp.; Senior Corporate Counsel, Allergan plc